UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

China Techfaith Wireless Communication Technology Limited
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G84383101
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Hongmei Yue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,005,820 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		21,005,820 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,005,820 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Bright Garnet Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,005,820 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		21,005,820 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,005,820 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS Liu’s Offshore Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		21,005,820 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		21,005,820 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,005,820 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	G84383101

1	NAMES OF REPORTING PERSONS HSBC International Trustee Limited (as trustee for Liu’s Offshore Trust and other trusts which ultimately own ordinary shares of the Issuer)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		273,066,475 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		273,066,475 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	273,066,475 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	34.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

ITEM 1(a).	NAME OF ISSUER:
China Techfaith Wireless Communication Technology Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3/F., M8 West, No.1 Jiu Xian Qiao East Road, Chao Yang District,
Beijing 100016, People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Hongmei Yue
Bright Garnet Limited (the “Record Holder”)
Liu’s Offshore Trust (the “Trust”)
HSBC International Trustee Limited (the “Trustee”) (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Hongmei Yue
c/o Raymond Song
3/F., M8 West, No.1 Jiu Xian Qiao East Road
Chao Yang District, Beijing 100016
People’s Republic of China
Bright Garnet Limited
P.O. Box 916, Woodbourne Hall
Road Town, Tortola
British Virgin Islands
Liu’s Offshore Trust
Compass Point, 9 Bermudiana Road
Hamilton HM11
Bermuda
HSBC International Trustee Limited
Compass Point, 9 Bermudiana Road
Hamilton HM11
Bermuda

ITEM 2(c).	CITIZENSHIP:
Hongmei Yue is a PRC citizen. The place of organization of the Record Holder is British Virgin Islands. The Trust is established under the law of the Cayman Islands. The place of organization of HSBC International Trustee Limited is British Virgin Islands.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e).	CUSIP NO.:
G84383101

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP
The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2010:

				Shared power	Sole power to	Shared power
	Amount		Sole power to	to vote or to	dispose or to	to dispose or
	beneficially	Percent of	vote or direct	direct	direct the	to direct the
Reporting Person	owned:	class:	the vote:	the vote:	disposition of:	disposition of:
Hongmei Yue	21,005,820	2.6%	0	21,005,820	0	21,005,820
Bright Garnet Limited	21,005,820	2.6%	0	21,005,820	0	21,005,820
Liu’s Offshore Trust	21,005,820	2.6%	0	21,005,820	0	21,005,820
HSBC International Trustee Limited (as trustee for the Trust and other trusts which ultimately own ordinary shares of the Issuer)	273,066,475	34.4%	0	273,066,475	0	273,066,475
Bright Garnet Limited, a British Virgin Islands Company, is the record owner of 1,400,388 American Depositary Shares (“ADSs”) of the Issuer, representing 21,005,820 ordinary shares of the Issuer. Hongmei Yue is the sole director of the Record Holder. The Record Holder is ultimately wholly owned by the Trust, of which the Trustee acts as the trustee. Ms. Yue, the Record Holder, the Trust and the Trustee may be deemed to be a group as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own all ordinary shares beneficially owned by other members constituting such group. However, each of the Record Holder and the Trust disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 21,005,820 ordinary shares represented by the ADSs. Ms. Yue disclaims beneficial ownership of the shares beneficially owned by the Trustee other than 21,005,820 ordinary shares.

All shares are beneficially owned by the Trustee solely in its capacity as trustee of various trusts respectively. Apart from acting as trustee of the Trust, the Trustee also acts as the trustee of several other trusts which, together with the Trust, may be deemed to beneficially own a total of 273,066,475 ordinary shares of the Issuer. Accordingly, the Trustee, solely in its capacity as the trustee, may be deemed to beneficially own all ordinary shares of the Issuer that are beneficially owned by all the trusts for which the Trustee acts as a trustee. However, the Trustee disclaims beneficial ownership of all ordinary shares of the Issuer. Each of the trusts and its wholly-owned subsidiary which is the record shareholder of the Issuer disclaim any beneficial ownership of ordinary shares of the Issuer beneficially owned by other trusts and record shareholders of the Issuer owned by such other trusts.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable

ITEM 10.	CERTIFICATION
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2011

Hongmei Yue	/s/ Hongmei Yue
Hongmei Yue

Bright Garnet Limited	By:	/s/ Hongmei Yue
		Name:	Hongmei Yue
		Title:	Director

Liu’s Offshore Trust	For and on behalf of HSBC International Trustee Limited, as trustee for Liu’s Offshore Trust
	By:	/s/ Ketten W. C. Li /s/ Danny W. K. Tsui
		Name:	Ketten W. C. Li, Danny W. K. Tsui
		Title:	Senior Client Services Officer, Director

HSBC International Trustee Limited	For and on behalf of HSBC International Trustee Limited
	By:	/s/ Ketten W. C. Li /s/ Danny W. K. Tsui
		Name:	Ketten W. C. Li, Danny W. K. Tsui
		Title:	Senior Client Services Officer, Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement